SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.     )*

GENCO SHIPPING & TRADING LIMITED
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

Y2685T115
(CUSIP Number)

John C. Wobensmith
Baltic Trading Limited
299 Park Avenue, 12 Floor
New York, New York 10171
 (646) 443-8500

Copies to:

Thomas E. Molner, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
 (212) 715-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (" Act ") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T115

1	NAMES OF REPORTING PERSONS

BALTIC TRADING LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
98-0637837

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,195,627(1) (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,195,627(1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,195,627(1) (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.4% (1)

14	TYPE OF REPORTING PERSON
CO

(1)      The Reporting Person may be deemed to have beneficial ownership of 21,195,628 shares as a result of certain provisions contained in the Voting Agreement defined and described in this Schedule 13D. The filing of this Schedule 13D shall not be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Item 5 for basis of calculation.

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Genco Shipping & Trading Limited, a Marshall Islands corporation (“Genco” or the "Issuer"). The principal executive offices of the Issuer are located at 299 Park Avenue, 12th Floor, New York, New York 10171.

Item 2. Identity and Background

(a) – (c), (f) This Schedule 13D is being filed by Baltic Trading Limited, a Marshall Islands corporation (“Baltic Trading” or the “Reporting Person”).   Baltic Trading is a shipping business focused on the drybulk industry spot market.  The address of the principal executive offices of Baltic Trading is 299 Park Avenue, 12th Floor, New York, New York 10171.

Schedule A attached to this Schedule 13D and incorporated herein by reference provides information with respect to (i) each executive officer and director, as applicable, of the Reporting Person; (ii) each person controlling the Reporting Person; and (iii) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person.

(d) – (e) During the last five years, Baltic Trading has not, and to the best knowledge of Baltic Trading, none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

As more fully described in Item 4 hereof, as an inducement for Genco and Baltic Trading to enter into the Merger Agreement described in Item 4, and in consideration thereof,  certain affiliates of Centerbridge Partners, L.P., as shareholders of Genco, Baltic Trading, or both (as applicable) entered into the Voting Agreement (as defined in Item 4) with Baltic Trading and Genco pursuant to which such entities are required to vote all of their shares of Common Stock and Baltic Trading shares in favor of the Merger and are prohibited from transferring such shares except under limited circumstances.  Each such shareholder also granted an irrevocable proxy to Baltic Trading (and any designee thereof) to vote such shareholder’s shares of Common Stock and Baltic Trading common stock in favor of the Merger. The Common Stock to which this Schedule 13D relates have not been purchased by Baltic Trading, and thus no funds have been used for such purpose. For a description of the Voting Agreement and the Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of the Transaction

(a) – (j)

Merger Agreement

On April 7, 2015, Baltic Trading, Genco, and Poseidon Merger Sub Limited, a Marshall Islands corporation and an indirect wholly owned subsidiary of Genco (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub would be merged with and into Baltic Trading (the “Merger”), with Baltic Trading continuing as the surviving corporation and an indirect wholly owned subsidiary of Genco.

The Merger Agreement provides that, upon completion of the Merger, each share of common stock, par value $0.01 per share, of Baltic Trading, issued and outstanding immediately prior to the Merger will be converted into the right to receive 0.216 shares of common stock, par value $0.01 per share, of Genco (the “Exchange Ratio”).  Shares of Baltic Trading’s Class B Stock (all of which are owned by a subsidiary of Genco) will be canceled in the Merger.  Holders of restricted stock awards issued under Baltic Trading’s 2010 Equity Incentive Plan will be entitled to receive the same consideration in the Merger as holders of Baltic Trading’s common stock.  Upon completion of the Merger, shareholders of Genco are expected to own approximately 84.5 percent of the combined company, and Baltic Trading shareholders (which will not include Genco or its subsidiaries) are expected to own approximately 15.5 percent of the combined company.

Approval of the Merger is subject to a vote of shareholders of both Genco and Baltic Trading as described more fully below, including a vote of Baltic Trading’s shareholders other than Genco and its subsidiaries and officers and directors of Baltic Trading who are officers or directors of Genco.  Genco has agreed to vote, and to cause each of its controlled affiliates to vote, any shares of Baltic Trading common stock and Baltic Trading Class B stock owned by it or any affiliate in favor of the merger.  Baltic Trading has agreed to vote (or cause its subsidiaries to vote, as applicable) any shares of Genco common stock owned by it or any of its subsidiaries in favor of the Merger.

Baltic Trading’s and Genco’s obligation to consummate the Merger is subject to a number of conditions, including, among others, the following, as further described in the Merger Agreement: (i) the affirmative vote of the holders of a majority of the voting power of Baltic Trading’s common stock and Class B stock voting together as a single class to adopt and approve the Merger Agreement and the Merger, (ii) the affirmative vote of a majority of the voting power of Baltic Trading’s common stock and Class B stock held by holders other Genco, Merger Sub and Genco’s other subsidiaries, and officers and directors of Baltic Trading who are officers or directors of Genco, voting together as a single class, to adopt and approve the Merger Agreement and the Merger, (iii) the affirmative vote of the holders of a majority of the voting power of Genco’s shares represented at a meeting of Genco’s shareholders to adopt and approve the Merger Agreement and the Merger, (iv) the effectiveness of the registration statement on Form S-4 registering Genco common stock to be issued in connection with the Merger, (v) the authorization for listing on the New York Stock Exchange of all shares of Genco common stock outstanding or reserved for issuance, (vi) no injunction or order prohibiting the transaction, (vii) representations and warranties of the other party being true and correct, subject to materiality standards other than for fundamental representations related to capitalization, (viii)  compliance by the other party with its covenants and agreements in all material respects, (ix) delivery of an officer’s certificate regarding the two foregoing conditions, (x) no material adverse effect having occurred with respect to the other party since the signing of the Merger Agreement, (xi) the closing of the transactions contemplated by the Stock Purchase Agreement, dated April 7, 2015, by and between Baltic Trading and Genco (the “Stock Purchase Agreement”) shall have occurred and (xii) receipt of binding consents or waivers from Baltic Trading’s lenders under Baltic Trading’s existing credit facilities.

The Merger Agreement contains certain customary termination rights, including, among others, the following: (i) the right of either Genco or Baltic Trading to terminate the Merger Agreement if Genco shareholders or Baltic Trading shareholders fail to adopt and approve the Merger Agreement and the Merger, (ii) the right of either Genco or Baltic Trading to terminate the Merger Agreement if the Board of Directors of the other party (a) fails to recommend that its shareholders vote to approve the transaction; (b) changes its recommendation with respect to the transaction (including, with respect to Baltic Trading, if Baltic Trading approves or recommends a competing  acquisition proposal); (c) fails to include the recommendation of its Board of Directors in the joint proxy statement to be filed by Baltic Trading and Genco in connection with the Merger; (d) breaches its non-solicitation (with respect to Baltic Trading) or Board of Directors recommendation obligations in any material respect; or (e) fails to call its shareholders’ meeting as required; (iii) the right of either Baltic Trading or Genco to terminate the Merger Agreement if the Merger has not occurred by six months after the date of the Merger Agreement, (iv) the right of either Genco or Baltic Trading to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions relating to the accuracy of representations and warranties or compliance with covenants and agreements, not to be satisfied and which breaches have not been cured within 30 days after notice from the other party, subject to certain conditions, (v) the right of either Genco or Baltic Trading to terminate the Merger Agreement if a final and non-appealable order or other action permanently restraining, enjoining or otherwise prohibiting the transactions under the Merger Agreement has been issued by a court or other governmental entity, (vi) by mutual written agreement of each of

Genco and Baltic Trading and (vii) the right of Baltic Trading to terminate the Merger Agreement following the termination of the Stock Purchase Agreement in accordance with the terms thereof. However, the transactions contemplated by the Stock Purchase Agreement were consummated on April 8, 2015; therefore, this termination right is no longer operative.

Baltic Trading and Genco will be required to pay the other party’s expenses up to a cap of $3,250,000  if (i) the Merger Agreement is terminated because (a) its Board of Directors failed to recommend that its shareholders vote to approve the Merger; (b) its Board of Directors changed its recommendation that its shareholders vote to approve the Merger (including, with respect to Baltic Trading, if Baltic Trading’s Board of Directors approves or recommends a competing acquisition proposal); (c) it failed to include its Board of Directors recommendation in the joint proxy statement to be issued by Baltic Trading and Genco in connection with the Merger; (d), it breached any of the provisions set forth in its Board of Directors’ recommendation and non-solicitation obligations in any material respect; or (e) it failed to call its shareholders’ meeting as required,  (ii) the Merger Agreement is terminated because of a material uncured breach by that party, or (iii) the Merger Agreement is terminated because its shareholders fail to approve the Merger. Genco will also be required to pay Baltic Trading’s expenses up to the aforementioned cap if the Stock Purchase Agreement and the Merger Agreement are terminated by Baltic Trading as a result of Genco’s uncured material breach of the Stock Purchase Agreement. However, the transactions contemplated by the Stock Purchase Agreement were consummated on April 8, 2015; therefore, this termination right is no longer operative.

Pursuant to the Merger Agreement and subject to the approval of an amendment to Genco’s amended and restated articles of incorporation by holders of two-thirds of Genco’s outstanding common stock, the Board of Directors of  Genco will be increased to eight members, and one director currently serving on the independent special committee of the Board of Directors of Baltic Trading is to be selected by Genco’s Board of Directors to fill the newly created seat.  Approval of such amendment by Genco’s shareholders is not a condition to the Merger, and if such approval is not obtained, Baltic Trading must still complete the transactions without the appointment of any of Baltic Trading’s directors to Genco’s Board of Directors.  All existing directors of Baltic Trading are to resign upon consummation of the Merger.

Upon consummation of the Merger, Baltic Trading’s common stock will cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Voting Agreement

On April 7, 2015, concurrently with the execution of the Merger Agreement, on April 7, 2015, Genco and Baltic Trading entered into a Voting and Support Agreement (the “Voting Agreement”), with certain affiliates of Centerbridge Partners, L.P., as shareholders of Genco, Baltic Trading, or both (as applicable), including each of the following shareholders: (i) Centerbridge Credit Partners, L.P., the holder of 2,837,673 shares of Common Stock; (ii) Centerbridge Credit Partners Master, L.P., the holder of 5,149,293 shares of Common Stock; (iii) Centerbridge Capital Partners II (Cayman), L.P., the holder of 10,538,074 shares of Common Stock; (iv) Centerbridge Capital Partners SBS II (Cayman), L.P., the holder of 59,740 shares of Common Stock; and (v) Centerbridge Special Credit Partners II AIV IV (Cayman), L.P., the holder of 2,610,848 shares of Common Stock.

The Voting Agreement provides that each shareholder is required to vote all of its shares of Common Stock and Baltic Trading shares of common stock in favor of the Merger and is prohibited from transferring such shares except under limited circumstances.  Each such shareholder also granted an irrevocable proxy to Baltic Trading (and any designee thereof) to vote such shareholder’s shares of Common Stock and Baltic Trading common stock in favor of the Merger.

The Voting Agreement terminates upon the earlier of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement pursuant to its terms and (iii) any reduction in the Exchange Ratio or change in the Exchange Ratio.

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and Voting Agreement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

See Item 1.01 of Baltic Trading’s current report on Form 8-K, filed on April 8, 2015, for further descriptions of the Merger Agreement and the Voting Agreement, which descriptions are incorporated herein by this reference.  The references to, and descriptions of, the Merger Agreement and the Voting Agreement included in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement.  Copies of the Merger Agreement and the Voting Agreement are filed as Exhibits 2.1 and 10.1, respectively, to Baltic Trading’s current report on Form 8-K, filed on April 8, 2015 and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) – (b) Prior to April 7, 2015, the Reporting Person was not a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any shares of Common Stock or any other securities exchangeable or convertible into the Common Stock. However, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreement, Baltic Trading may be deemed to beneficially own 21,195,627 shares of Common Stock (with shared voting power and shared dispositive power) representing 34.4% of the total outstanding shares, based on 61,541,389 shares of Common Stock reported outstanding as of April 7, 2015 (as represented in the Merger Agreement). Baltic Trading disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Baltic Trading as to the beneficial ownership of such shares.

Peter Georgiopoulos, the Chairman of the Board of Baltic Trading and the Chairman of the Board of Genco, beneficially owns 1,252,381 shares  of Common Stock, representing 2.0% of the total outstanding shares of the Issuer.  John C. Wobensmith, the President, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer of Baltic Trading and the President of Genco, owns 248,653 shares of Common Stock, representing less than 1.0% of the total outstanding shares of the Issuer.  To the Reporting Person’s knowledge, no shares of Common Stock are beneficially owned by any of the other persons identified in Schedule A.  The Reporting Person has no contract, arrangement, or understanding of any kind with Mr. Georgiopoulos or Mr. Wobensmith respect to shares of the Issuer, expressly disclaims any direct or indirect beneficial ownership in the any such shares, and further disclaims any “group” status with such individuals. Such individuals expressly disclaim any direct or indirect beneficial ownership in the shares of the Issuer that may be deemed to be beneficially owned by the Reporting Person, and further disclaim any “group” status with the Reporting Person.

Baltic Trading (i) is not entitled to any rights as a stockholder of the Issuer with respect to any shares of Common Stock and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Common Stock other than the power provided pursuant to the Voting Agreement. This filing shall not be deemed to constitute an admission that Baltic Trading is the beneficial owner of any securities of the Issuer (including, without limitation, the shares owned by the Shareholders) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

The information contained in Item 2 to this Schedule 13D is incorporated by reference into these Items 5(a)-(b).

(c) Except as described in this Schedule 13D, there have been no transactions in shares of Common Stock by the Reporting Person, or, to the knowledge of the Reporting Person, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) To the knowledge of the Reporting Person, no persons other than the shareholders party to the Voting Agreement have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the Voting Agreement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6. Except as otherwise described in this Statement, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1
Agreement and Plan of Merger, dated as of April 7, 2015, by and among Genco Shipping & Trading Limited, Poseidon Merger Sub Limited and Baltic Trading Limited. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Baltic Trading on April 8, 2015)

Exhibit 99.2
Voting and Support Agreement, dated as of April 7, 2015, by and among Baltic Trading Limited, Genco Shipping & Trading Limited, and the entities listed on Schedule A thereto. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Baltic Trading on April 8, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2015

Baltic Trading Limited

By:	/s/ John C. Wobensmith
John C. Wobensmith
President, Chief Financial Officer, Principal
Accounting Officer, Secretary and Treasurer

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following tables set forth the name, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person, each person controlling the Reporting Person and each executive officer and director of any corporation or other person ultimately in control of the Reporting Person.  The business address for each of the persons listed below as an officer or director of Baltic Trading Limited is c/o Baltic Trading Limited, 299 Park Avenue, 12th Floor, New York, New York 10171.  The business address for each of the persons listed below as an officer or director of Genco Shipping & Trading Limited is c/o Genco Shipping & Trading Limited, 299 Park Avenue, 12th Floor, New York, New York 10171.

Baltic Trading Limited
DIRECTORS

Name	Present Principal Occupation or Employment	Citizenship

Peter C. Georgiopoulos
Chairman of the Board, Baltic Trading Limited; Chairman of the Board, Genco Shipping & Trading Limited; Chairman of the Board, General Maritime Corporation; Chairman of the Board, Aegean Maritime Petroleum Network, Inc.
United States
Basil G. Mavroleon	Managing Director, WeberSeas (Hellas) S.A.	United States
Harry A. Perrin	Partner, Vinson & Elkins LLP	United States
Edward Terino	President, GET Advisory Services, LLC; Founder, Novium Learning, Inc; Director, SeaChange International	United States
George Wood	Managing Director, Chancery Export Finance LLC; Director, Infinity Rails; Director, Wawa, Inc.; Director, Ultrapetrol (Bahamas) Ltd.	United States

OFFICERS
Name	Present Principal Occupation or Employment

John C. Wobensmith	President, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer, Baltic Trading Limited; President, Genco Shipping & Trading Limited	United States

Genco Shipping & Trading Limited
DIRECTORS

Name	Present Principal Occupation or Employment	Citizenship

Peter C. Georgiopoulos
Chairman of the Board, Baltic Trading Limited; Chairman of the Board, Genco Shipping & Trading Limited; Chairman of the Board, General Maritime Corporation; Chairman of the Board, Aegean Maritime Petroleum Network, Inc.
United States
Ian Ashby	Corporate Advisor	Australia
Eugene I. Davis	Chairman and Chief Executive Officer, Pirinate Consulting Group	United States

LLC; Chairman of the Board, Capmark Financial Group Inc.
James G. Dolphin	Managing Director and President, AMA Capital Partners, LLC	United States
Michael J. Leffell	Founder, Portage Advisors, LLC	United States
William Manuel	Senior Managing Director, Centerbridge Partners, L.P. (1)	United States
Bao D. Truong	Senior Managing Director, Centerbridge Partners, L.P. (1)	United States

(1) Centerbridge Partners, L.P. is affiliated with investment funds that own shares of common stock of the Issuer, which are reported in a separate Schedule 13D filing. Messrs. Manuel and Truong disclaim beneficial ownership of such shares of common stock of the Issuer.

OFFICERS
Name	Present Principal Occupation or Employment

John C. Wobensmith	President, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer, Baltic Trading Limited; President, Genco Shipping & Trading Limited	United States
Apostolos Zafolias	Chief Financial Officer, Genco Shipping & Trading Limited	Greece
Joseph Adamo	Chief Accounting Officer, Genco Shipping & Trading Limited	United States

Genco Investments LLC, a Marshall Islands limited liability company, owns 100% of Baltic Trading Limited’s Class B Stock, which represents 64.6% of the aggregate voting power of Baltic Trading Limited’s outstanding shares of voting stock.  Genco Investments LLC is a wholly owned subsidiary of Genco Shipping & Trading Limited.